Exhibit 3.17

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 01:30 PM 12/14/2000
001627783 — 3330118
CERTIFICATE OF FORMATION
OF
V. T. AVIATION LLC
1.	The name of the limited liability company is V.T. AVIATION LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
          IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of V.T. AVIATION LLC this 14th day of December, 2000.

/s/ Madonna Cuddihy
Madonna Cuddihy, Organizer

(DEL. — LLC 3239 — 3/7/95)